Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: May 31, 2023

[The following is a transcript of the Bernstein Strategic Decisions Conference on May 31, 2023.]

Bernstein Strategic Decisions Conference – Fireside Chat

Wednesday, May 31, 2023

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT:

In connection with the proposed merger (the “Proposed Transaction”) between ONEOK and Magellan, ONEOK intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of ONEOK and unitholders of Magellan. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

PARTICIPANTS IN THE SOLICITATION:

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the Proposed Transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023, and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus (when available). Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION:

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ONEOK, Inc.
2	May 31, 2023, at 2:30 p.m. Eastern

FORWARD-LOOKING STATEMENTS:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction, the expected closing of the Proposed Transaction and the timing thereof and as adjusted descriptions of the post-Transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward- looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the Proposed Transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the Proposed Transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the Proposed Transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the SEC at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

This transcript has been edited by ONEOK, Inc. It is generally consistent with the original transcript. For a replay of the Annual Meeting of Shareholders Call, please listen to the webcast presentation posted on www.oneok.com under the headings “Investors,” “Events & Presentations.”

ONEOK, Inc.
3	May 31, 2023, at 2:30 p.m. Eastern

CORPORATE PARTICIPANTS

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Transcript

Jean Ann Salisbury – Analyst, Bernstein

I’m Jean Ann Salisbury. I cover natural gas and midstream at Bernstein. I’d like to welcome the ONEOK management team here today. We have Pierce Norton, the CEO. We have Walt Hulse, the CFO, and we have Kevin Burdick, the Chief Commercial Officer. So, I’ll be asking a bunch of questions and then if you would like, you can actually input your own questions via the pigeonhole link. Yeah. So, without further ado, we can get started here. So, I think unsurprisingly, the main topic of every meeting in midstream, not just ONEOK meetings, is the ONEOK Magellan merger. So, if it’s all right with you, we can kind of get started with just some questions about that.

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

Sure.

Jean Ann Salisbury – Analyst, Bernstein

Great. Can we start with your strategic rationale for the Magellan acquisition?

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

Okay. Well, first of all, thanks for inviting us.

Jean Ann Salisbury – Analyst, Bernstein

Thank you.

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

Thanks for tuning in. Glad to be here and glad to represent all of our employees for both us and Magellan. So really four things with a strategic rationale. First is to address risk, second one is scope, the third is scale, and then the fourth one is opportunities. So, I’ll kind of go through each one of those. As it relates to risk, if you look at the portfolio of what ONEOK had today, it became apparent to us that we would like to diversify our portfolio to get a little bit more balanced approach. So what that did for us is introduce kind of a new platform for us. As opposing to buying more of something we already had, this elongates or extends our reach kind of behind what we would deliver some of the products that we have today all over to kind of extension to some new customers.

So that that’s the first thing we did. And as far as scope goes, if you look at our natural gas business, we supply the needs of residential, industrial, commercial, and electric generation customers. But what this does is it introduces the transportation piece. So if you looked at an energy balance and looked at all the supply of energy coming into the system in the United States and the demand that goes out, this completes that picture of the energy needs and with our NGL business, we’re supplying the needs of the petchem industries, which can either go here in the United States or anywhere in the world to basically increase the quality of life.

And then scale. We do think that scale does matter. I think when the rating agencies came out and immediately said, okay, we’re going to, basically, give you a stable rating when you did. Basically, issued $5 billion as far as to pay for the cash portion on this thing. That was meaningful to us. And so that just demonstrated that the size of your company does matter going forward in the resiliency. And these aren’t in no particular order, but the opportunity to be able to basically put two very large liquids systems together. It’s going to give us the ability to basically move more volume and meet more of the market demand that we think is going forward.

ONEOK, Inc.
4	May 31, 2023, at 2:30 p.m. Eastern

And then you also have some of the same customers where we might have gone in and sold them a service to maybe move their gas or their NGLs. We can now talk to them about refined products. We can talk to them about crude. And so now you’re actually putting more value together with the same customer. And then also some of those same customers are throughout the United States, and so now we have more service offerings. So that was basically the strategic rationale.

Jean Ann Salisbury – Analyst, Bernstein

Okay. That makes sense. Can you provide any insight to how long you’ve been considering this transaction?

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

It’s been going on for quite a while. This is not something that we woke up one day and said, okay, we’re going to go across the street and buy our neighbor. This is something that we’ve been thinking about for quite some time, and it actually goes back even beyond my tenure as CEO, which is coming up on two years.

Jean Ann Salisbury – Analyst, Bernstein

Okay. When do you expect the proxy to come out?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Oh, I think everything’s on track. I mean, typically it’s four weeks or so after the announcement. So I think mid-June is a good target.

Jean Ann Salisbury – Analyst, Bernstein

Great. And I think it’d be helpful if you could share any additional details or examples that you see related to the commercial synergies that you see from the deal. I think that that’s probably, I think a lot of investors would be interested in that.

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

Okay. Well, I told you some of them I’ll won’t kind of go into a few more details, but I do think it’s about moving more volume through a combined system. It’s about us being able to sell more services than we had before. Walt, what would you add to that?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Well, I think that, as Pierce mentioned, from a customer standpoint, it gives us the ability to reach new customers that the Magellan system may not have been able to reach or the ONEOK system that was not able to reach. But even more importantly, for the customers, we may give our customers of both companies the ability to reach new markets that they haven’t been able to reach in the past. And those opportunities will create the situation where we can use capacity on both our systems to move more volume.

Jean Ann Salisbury – Analyst, Bernstein

Makes sense. I think one thing that’s been coming up since the EIC conference, is it technically feasible to batch in NGLs with refined products?

ONEOK, Inc.
5	May 31, 2023, at 2:30 p.m. Eastern

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

The short answer is yes.

Jean Ann Salisbury – Analyst, Bernstein

Okay. Another very common question. Is this announcement a sign that the Bakken was starting to slow down? It sounds like you’ve been thinking about this for a while. If you can provide any other context about why now?

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

Absolutely not. We are still extremely positive on the Bakken. This in no way is some sort of a proxy that we think the Bakken is any way in decline. I’m going to ask Kevin to kind of go through some data on the Bakken just to kind of reaffirm our confidence in the Bakken.

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Yeah. We still see a lot of strength when you think about runway left, there’s, we still believe, decades of inventory left at sub $60. That continues to be reinforced as producers drill in different parts of the play and have great results with their new completion and drilling techniques. So that’s one aspect. Just more tactically, we saw a very, very strong first quarter from a well connect perspective as we went through that completion. Crews have remained very steady through the various commodity ups and downs over the last several months. Rigs on our acreage is maintained at 20 or above through that time period. So, as we look forward, we still have a lot of strength. We believe in both the NGL side and the gathering and processing side, as well.

Jean Ann Salisbury – Analyst, Bernstein

Okay. How important did the tax synergies play into this?

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

I call that the icing on the cake. That was not the main reason for doing this. The main reason was the diversification. It was to add scope to what we did, add the scale and add additional opportunities that both of these companies can basically execute on together that we would not have been able to do going forward. But it is meaningful. Walt, you want to talk a little bit about the taxes?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Well, sure. I mean, it’s an opportunity for us to extend our utilization of the NOL. It’s at its full rate as opposed to getting caught in the alternative minimum tax, which we had said previously that we would in 2024. So in this particular situation, because Magellan is an MLP, we’ll get the full step up in basis and be able to take a large portion of that as bonus depreciation, which when you put it into the formula, which is quite complex, I won’t go into it right here, but it involves a three year look back on a going forward basis.

It’ll enable us to not trigger that alternative minimum tax out through around 2027. So if you kind of factor that in and look at the present value of our utilization of the NOL, we’ve said it’s about a billion and a half dollars. So we looked at it for all the reasons that we did the transaction that Pierce described, but we kind of looked at that billion and a half as a value opportunity so that when we looked at our going in price, we also then looked at, we were not only buying the company, but we were buying, we were getting the value of that tax synergy.

To the extent that we grow faster than we were, we have currently projected or we find another asset or investment to make within that earlier period, we have more NOL to utilize. So we actually, there’s up to $3 billion of NOL utilization. We’re only saying that we’re going to be able to efficiently use a billion and a half of it from a net present value standpoint.

ONEOK, Inc.
6	May 31, 2023, at 2:30 p.m. Eastern

Jean Ann Salisbury – Analyst, Bernstein

Can you just give kind of one more, because I’ve been interested in this as well, but one more layer of context, what it would take to unlock the remainder?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Well, it’s just actually getting income equal to that. I mean, it’s a function of, so we’re using more than a billion and a half when we’re just discounting it back to the current market. To the extent that we could use it all in the first year, we could unlock the full $3 billion. So, and that just means that we have to have offsetting income against the loss that we are carrying forward.

Jean Ann Salisbury – Analyst, Bernstein

Okay. How does this augment your plans to get more involved in the export game?

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

Well, what we think this brings to us is the expertise that they have to actually build docks and to operate docks and to be in the market to move the product across the docks. We don’t have any plans to do anything different with the docks that they have today, but that’s something that we think they bring that expertise. And until you’ve actually been in that market, built one, operated one and are in the market, you’re really doing it for the first time. And the first time you do it, there’s risk to it. So we feel like they’ve kind of take that risk off the table for us in assessing whether or not we would go forward with a dock. And, you know, we’ve been talking about a dock for several years. It’s just not something that right now that we’re necessarily moving forward with because we’re not necessarily taking any kind of discounts on our product and our product’s still moving, but we feel like that’s what we’ve gained by this acquisition is that expertise.

Jean Ann Salisbury – Analyst, Bernstein

That makes sense. And I guess, yeah, just as a follow up, I would say that that’s been a question that you’ve been perpetually asked for the last five years is if you were going to get into exports while you weren’t in exports already, and if you can just shine some light on the decisions that you guys were having internally and ultimately not deciding to get into exports in the past.

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

Well, it’s a long process. So we’ve actually been planning as if we were going to do one, but then just slowly, methodically moving through that process. But it’s like I said, it’s a matter of is your product moving? Are you taking some kind of discount on the product? And then ultimately, where does the market really go? And if it’s something that we feel like it’s necessary to grow the company to have a talk, then that’s when we’ll make that final investment decision. And we want to do it with credit worthy partners and those kind of things to kind of. Kevin, you got anything to add to that?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

No, that’s where I was going to go. I mean, we continue to look for opportunities, but we’re going to make sure we’re going to be intentional and disciplined about that investment as well. So to the extent we find the right counterparties and the right contracts and the right credit, and all those things that line up, that’s when I think you’d see us do something.

Jean Ann Salisbury – Analyst, Bernstein

Makes sense. Does this deal provide you more Permian, NGL and refined product or refined products opportunities? I guess two separate questions.

ONEOK, Inc.
7	May 31, 2023, at 2:30 p.m. Eastern

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

So Kevin, what do you think?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

I think you go back to the various location, the services that we can provide, where the pipes are. Yes. I think there’s the opportunity to unlock some of the various things that both Pierce and Walt have talked about before. So as we engage with our customers, as we engage with Magellan’s customers, those are some of them. We’ll be looking at a collection of services now that we weren’t able to offer or to talk about before, not just the Permian, but also up and down the two companies footprints.

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

I think part of the surprise of this deal too, Jean Ann, is that I think some people thought that diversification meant that we were going to diversify into a different basin and therefore kind of the natural one, the Permian is the one that gets a lot of press and I think they thought, well, you’re going to buy more G&P there. But when you look at this particular acquisition and you look at the free cash flow that comes off of it and the amount of capital being fairly de minimis to stay flat, this in our opinion is a way better deal for our shareholders. Not that we would not do anything in the Permian and G&P, but this would be one that would be at a higher value to us and to our shareholders than going out and buying some G&P where you have to spend quite a bit of money just to hold your earnings flat. This one is not that case.

Jean Ann Salisbury – Analyst, Bernstein

Makes sense. Has there been or can you share what the feedback has been from your large shareholders so far?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

No, it’s been very positive. I think it did take quite a few by surprise, but our core shareholders have been right there with us. We had quite a bit of arbitrage selling that took place immediately. We are a very liquid stock, we have a lot of borrow given the index holdings that we have. So it was an easy thing for people to do. So the initial volume really wasn’t coming from any of our core shareholders. In the long run, we kind of look at that as a positive because it probably got more of the Magellan stock in hands that will be very favorable from a vote standpoint.

But I think that it goes even beyond our core shareholders. We have another set of shareholders that have regularly been in and out of ONEOK stock, depending on where they think midstream is in within the cycle. And I would say without a fault, every one of those that wasn’t in the stock when we announced the deal that has traditionally looked at our stock is circling around and we’re talking to them right now. They all have an interest, especially with the stock where it is today. They’re all looking that this as a very strong entry point.

Jean Ann Salisbury – Analyst, Bernstein

Makes sense. How does the HSR filing work from a timing standpoint?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Well, we’ve made the filing because it had to be done within 10 days of the announcement. So I will say that we have complied and now we’re in that waiting period to let the process run its course.

Jean Ann Salisbury – Analyst, Bernstein

Okay. Yeah. Can you give details around just the share that you need of the ONEOK votes and the Magellan votes and kind of the timeline of the voting? I know that there’s a lot of, I won’t call it confusion, but it seems a little detailed.

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Sure. We need for the ONEOK vote, we need a majority of the quorum and for the Magellan vote, we need a majority of the outstanding units.

ONEOK, Inc.
8	May 31, 2023, at 2:30 p.m. Eastern

Jean Ann Salisbury – Analyst, Bernstein

And what’s the timeline for it?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Well, if we file that proxy in mid-June, probably the earliest you’re going to get or earliest you’re going to get out of the SEC would be mid-July. That’s if we get no comments. I mean, typically we’re going to get some. So we would hope to be in a process where somewhere in that August timeframe we’d be able to mail the proxy and then it’s the normal process that would run forward. So on that timeframe, we could still see a September close.

Jean Ann Salisbury – Analyst, Bernstein

Okay. I would say from my seat, it’s always felt like the NGL names like ONEOK, which is a C corp, but to some extent Enterprise and Energy Transfer as well don’t get quite as much broad generalist investor interest because people first have to do what’s an NGL. Do you agree with that? And do you think that having a broader array of assets in the portfolio will kind of help with generalist interests? Are you seeing any signs of that?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

I think we will see a broader array of interest, primarily more from the standpoint. It’s kind of that bugging question on the other side. We’ve had probably more volatility associated with crude prices than we thought the stock should have. If you’ve looked at our earnings over time, they have consistently grown 2014 through 2022. We didn’t have a year where we didn’t grow EBITDA through multiple commodity cycles, through a pandemic. We kept growing, yet we had a couple of periods of pretty extreme volatility in our stock when it was in and around crude price movements. So we think now with a broader base, a billion and a half of very stable earnings and cash flow into that mix that we’re hoping that some of that volatility that has been there in the past, and we’re hearing that. We’re seeing that investors do see that scope scale and diversification should nullify some of that concern.

Jean Ann Salisbury – Analyst, Bernstein

Makes sense. Let me take a quick break to check the pigeonhole here and see if we’ve gotten any burning questions in here, if not, you still have time. We have none, that surprising that the QR code is a step too far for people. Great. Well, that was all super helpful. If we can kind of shift to some business questions, which I think may fall to Kevin to some extent. In the near term as the Bakken grows, can you just remind us how much capacity is left on Elk Creek and how much can be captured via expansion? And it might be helpful just to put that into what that would mean for gas and crude numbers as well, if people are not super familiar with NGLs. Okay.

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Let’s just start kind of with the gas production in the basin. From our perspective, at ONEOK we have 1.9 Bcf per day of processing capacity. With recently bringing on our Demicks Lake III processing plant. We said on the call we had reached 1.5 Bcf a day average in the 1.4 Bcf a day range. So you’ve got somewhere between 400 and 500 million cubic feet per day of available processing capacity, which sets us up nicely for the next two, three years for sure. So that’s great from a processing perspective, from an NGL takeaway perspective, we have 440,000 barrels per day of capacity. When you consider both the original Bakken NGL line and the Elk Creek pipeline. I think in the third quarter we were around 370,000 barrels per day, somewhere in that range average for the first quarter.

And so that gives us 70,000 barrels per day-ish of capacity on the NGL takeaway. We do have the ability to expand Elk Creek by another a 100,000 barrels per day by just adding pump stations. We’ve talked about that for a while. As we start bumping up and hitting some of those higher reach numbers. We’re starting to have conversations about, and we’ve said before, taking steps so that we can shorten the window that we need to actually bring that capacity online once we get line of sight to those volumes.

ONEOK, Inc.
9	May 31, 2023, at 2:30 p.m. Eastern

Jean Ann Salisbury – Analyst, Bernstein

And how long does it take to add the pumps?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

We’ve talked about somewhere 12 to 18 months-ish, maybe a little bit longer than that. But that all depends on when you say go, right? Like I mentioned, we’ve already started taking steps to shorten that window with some low dollar type things to go there. So that would be the range probably if we would come out and announce something, that would be a rough range that you’re talking about there. And a lot of that is just kind of power driven, getting the utilities out to the new pump stations and so forth. Transitioning to the residue gas takeaway side, the majority of the gas goes in the residue gas goes into Northern Border, which ultimately makes its way down to the Chicago type market. That’s a 2.5 Bcf a day pipeline.

Currently, there’s about probably 800 million cubic feet per day coming down available coming from Canada. That’s what happens is gas coming in from the Bakken just displaces that gas coming from Canada. We think that can happen another three to 400 million cubic feet per day of capacity that Balkan gas can displace on Northern Border. So that’s one aspect. There is another a 100 million cubic feet a day of capacity that we signed up for. That goes kind of south on WBI into some other existing pipelines that makes its way down to the Cheyenne market. Northern Border has been talking about and are in the process of evaluating a project to expand their capacity by up to 400 million cubic feet a day that would ultimately reverse bison and take gas down into a Cheyenne market that that project is well under underway. It hasn’t reached FID yet, but hopefully something will be coming here pretty quickly.

Jean Ann Salisbury – Analyst, Bernstein

So is your guess that that’s the most likely next gas takeaway solution?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

That one, again, from my perspective, my opinion seems to make a lot of sense. Again, anytime you can utilize existing pipelines that are already in the ground and you can just do some piping at compressor stations and turn things around and flow a different direction, that’s low capital type, high return type projects. So that one seems to make sense. And then relatively recently, there’s been a couple of new gas to power plants announced. They reached FID up in North Dakota, which somewhere between 100 and 200 million cubic feet a day of new demand. It’s not pipeline demand, but it’s new local demand that would be residue where residue would go. So all in all, I think the industry’s doing a really nice job of staying ahead of where the capacity needs are, given the growth that we see coming out of the box.

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

So Jean Ann, I think it’s important though. Those volumes of capacity are interesting, but you need to know the context of what they can deliver from a value standpoint. We’ve got 500 million a day of processing, each 200 million a day plant generates between $100 and $125 million of EBITDA. And each 200 million a day plant produces 25,000 barrels per day of C3 plus on the NGL line. So each 25,000 barrels per day of C3 plus is an additional a $100 million. So we’ve got 170,000 barrels per day of capacity once we expand it. Now that’s close to $700 million dollars of potential growth on the system before we fully utilize that, plus the $250 million on the processing. And you got to remember… That we get all the incremental NGLs in the whole basin. We only have about 50% of the G&P ourselves, so there are other plants that are growing in the basin, and we’ll get those NGLs to use on that capacity.

Jean Ann Salisbury – Analyst, Bernstein

Makes sense. So just high level directionally of how much runway we have left for different takeaways, you would say probably we would hit gas takeaway first with what’s on the table now, and then probably processing, and then probably NGL, and then probably crude if ever?

ONEOK, Inc.
10	May 31, 2023, at 2:30 p.m. Eastern

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

That would be a good handicap, that’s the way we think about it. Residue takeaway has been the first one that the industry’s really jumped on hard. There’s been some responses with processing capacity. There’s third party processing capacity available as well that’s probably similar to ours. And then NGL, and then crude’s in great shape.

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

I think the most important thing too, Jean Ann, is that the producer community supports these types of expansions because you’re taking away the gas, which keeps the processing plants going, which keeps the liquids going, which keeps the well producing, which keeps the oil producing and really it’s oil play. So the producers up there have been very, very supportive of these expansions and behind those.

Jean Ann Salisbury – Analyst, Bernstein

Makes sense. Switching gears a bit, everyone in midstream right now is very excited about gas storage re-contracting. Rates are apparently going up a lot, everyone’s talking about it. Can you remind us how much gas storage you have and whether you are also seeing upward movement in rates? I don’t usually think of it being a large part of your portfolio, but I think you do have some.

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

We absolutely do. We’ve got around a little over 50 Bcf of storage split... Mainly in Oklahoma, but we also have some in Texas as well around our intrastate assets in those states. You’ve seen in our financials, we’ve done some re-contracting, we’ve done some expansions at both of those facilities. In fact, the one in Oklahoma is right near to the point of coming online. We’ve been saying second quarter, we’re in second quarter, and so we’re just about there. But you’ve seen some of the re-contracting already reflected in our strong results on the gas pipeline segment. So yes, we’ve seen that.

We are also looking at additional expansion opportunities in both Oklahoma and Texas as well, and evaluating different ways to both expand storage, and are there some opportunities to bring other storage fields back in service? So it’s definitely been a tailwind since Uri, as we’ve worked with our customers to ensure that we’ve got the gas in the ground to meet some pretty crazy weather that can happen.

Jean Ann Salisbury – Analyst, Bernstein

And that was actually my follow up question is from your discussions with customers, do you feel like this step up in how people think about gas storage is a true difference and we need to make sure we have backup capacity? How much do you think is that and how much is this forward contango in the curve that will be maybe a one-off, of how much people are willing to pay over the next year for storage?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

I think from my experience and our discussions with our customers and our footprint, it has been a fundamental shift in the storage needed and both from a gas utility perspective, but also from an electric utility perspective as well, from a gas fired generation in seeing them step up for more firm service or more storage or things like that. Again, that was another impact that we saw. It wasn’t just the gas demand, not just from the gas utilities, but also from the power gen facilities as well. We’ve seen a shift in how they think about their supply.

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

So I definitely think it’s Uri related because the performance especially of the ONEOK assets as related to storage really saved Oklahoma from any of the outages and those kinds of things that were happening. Because typically in February, Oklahoma is a net exporter of natural gas to the tune of about three Bcf a day. During Winter Storm Uri, that went back to basically zero. And so you had all that went away, so now you really have lost your supply. It was the storage fields in Oklahoma that basically kept all the homes warm and this reason that you didn’t have some of the same issues that was happening down in Texas. So I think people really woke up to the fact this has a lot of value and I think Kevin’s right. I think that the electric companies who really didn’t have that storage before actually sees that as an insurance policy to add that to their portfolio going forward.

ONEOK, Inc.
11	May 31, 2023, at 2:30 p.m. Eastern

Jean Ann Salisbury – Analyst, Bernstein

Good. As someone who had two pretty cold parents in Houston during Uri, I’m glad that people have responded to that. The Permian is short gas takeaway, which is causing ethane to be recovered there at very low prices. Once more gas takeaway starts there at the end of this year, do you forecast ethane recovery becoming economic in basins outside the Permian again?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

We’ve been very consistent with our assumptions that went into our guidance and that’s really played out because we saw some of those things coming. Short answer is yes, we continue to believe. We do believe Permian will remain in near full recovery even as it moves through the opportunities or the projects coming forth where you get more residue take away. But that doesn’t change. We still believe we have seen and we continue to believe that the mid-continent will be in partial recovery. And with what’s going up in the Bakken in Canada with gas prices there, that we will continue to have discretionary opportunities to incentivize that ethane out of the Bakken. That’s played out so far this year. The mid-continent may have been a little more in rejection than we maybe originally thought, but it continues to ebb and flow just depending on what’s going on with your local gas price or your regional gas price, and what’s going on with ethane price in Belvieu.

Jean Ann Salisbury – Analyst, Bernstein

So Northern Border is the gas pipeline coming out of the Bakken, when does Northern Border BTU spec become an issue as the gas stream gets heavier?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Well, it’s one of those things that I’ve said for a while, it’s just math. As that Bakken gas continues to displace the dryer or the lower Btu content gas coming out of Canada, that’s going to raise the Btu level of the blended stream that ultimately gets to downstream markets. A marker to use is, if you rewind to pre-Covid, gas production or the gas captured was about the same level then as it is today in the basin. And all that gas was flowing in, and complete ethane rejection was flowing into Northern Border. And the Btu level was 1,120-ish and that’s when it became there was concerns and Northern Border put a proposed a tariff to put a spec in place around 1,100. FERC rejected that tariff and asked Northern Border to go back and work with shippers, work with the markets, work with supply sources to try to come up with a more economic solution than had been proposed.

Well, about the same time, Covid hit, volumes dropped off, and so the problem went away for a period of time. As gas production has grown back, we’ve been incentivized to recover ethane. So we’ve been making money by recovering ethane from the stream, which is kept the Btu level lower. If those economics change and we all of a sudden started rejecting all that ethane, the Btu content will go right back to the 1,120, and there are some downstream consequences when you think about the utilities, the gas utilities are the primary demand source that the gas gets to a certain Btu level, you start having issues inside the utility, and so they’ll start pushing back. So Northern Border continues to work it. I think it’s just a matter of time before there is something like that, but at the end of the day, the tariff will have to get put in place with a spec that will have to be approved by FERC before that happens.

Now, in the meantime, if you do have some spots where the gas gets too high and downstream markets refuse to buy the gas, we can always recover ethane as a means to lower the Btu content. If it’s a physical limitation that we have to do that, then we would charge full rates rather than incentivized rates to recover that ethane.

Jean Ann Salisbury – Analyst, Bernstein

Makes sense. And these ethane decisions, is this something that ONEOK is making day by day? My first job out of college was as a gas scheduler, a lowly gas scheduler for ExxonMobil. So I’m picturing some soon-to-be thriving current gas scheduler at ONEOK that’s deciding the ethane amount to take out every day, or is it more of a month-to-month decision?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

That depends. We evaluate it every day. We’re looking at it. We’ve got people looking at what’s going on in the gas markets and the ethane markets every day. Does that mean we’re moving it up and down, and turning levers every day? Probably not, but we’ve done it on a weekly basis, monthly and to some extent, longer term. It all just depends on what the forward curve or the current price and the forward curve looks like for gas in the region and ethane in Belvieu.

ONEOK, Inc.
12	May 31, 2023, at 2:30 p.m. Eastern

Jean Ann Salisbury – Analyst, Bernstein

That was actually one of my favorite jobs to date. Really, there’s no better way to learn. So that makes sense. Can you remind us of how FERC PPI indexation works on your assets?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

So on the liquid side, on an annual basis, FERC puts out an adjustment factor that is based on a couple things. One, it’s based on an adjustment that FERC approves, which the current level I believe, is negative 21 cents or in negative 0.21 cents or something percent or something like that. But the bigger one then is the PPI adjustment. So I think when you do the math on that, it’s around 13% this year and that goes into effect on July 1. So to the extent you have a cost of service rate on your NGL or your liquids pipelines, you have the ability to apply that index, if you will, to your rates from that standpoint. But again, it’s the pipeline’s decision. They don’t have to, but they absolutely have the right from a FERC perspective.

Jean Ann Salisbury – Analyst, Bernstein

Makes sense. Take another quick break to look at the pigeonhole again. There we go. Okay. Right. This is a good one. Has the market reaction to the deal been a surprise to you, and what do investors not appreciate about the deal?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Well, I think that we clearly didn’t expect as much activity as we got in the first two days. The stock traded 20 million shares the first day and 10 million shares the second day. Magellan traded 17 million shares, which is about 45 days of volume. So there clearly was more activity there than we thought. Stocks have settled down now. The market itself, or the space has been under some pressure as we look at what’s going to go on with OPEC this weekend and other things. Clearly we had hoped for better. We knew. We expected it to trade down. We didn’t expect that initial pressure. And what we’re seeing from the investors, and really those investors that I mentioned that have been pretty active in our stock over time that are increasingly, and we’re meeting with a couple of them here at this conference, that are coming back and getting back up to speed on the space, definitely showing us that the activity level is going to come back, so we’re pretty confident that it’s just a short term.

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

And I think once people really have thought through the quality of the earnings and how little capital it takes to maintain those, and really thinks through, you’re combining a company that has a tremendous amount of free cash flow. They’d kind of run up against their potential growth opportunities, but actually combining them with our assets actually gives them growth opportunities in the future as well as us as well. You combine the free cash flow with the growth opportunities and you quickly start to see that you don’t necessarily have to go out and borrow more debt and issue equity, and so that earnings per share is going to really start to take off in the future. I think once people really think through that, like I said, I think people thought we were going to do something different, although in my opinion, we’ve kind of left some breadcrumbs along the way that told what we might do.

But I think it all goes back to us being really intentional and disciplined in what we do and the fact that capital allocation is very important to us. First priority is to reinvest. I will say in our economics, we have not taken any benefit from reinvesting that cash flow into really high return projects. That really juices this deal in the long run, but we haven’t done that yet. We’ll get to that as we go through our planning process, both in the current annual process for 2024 and looking at our five-year plan as well.

But I think once people really grasp the benefits of these two companies together, our board saw it. Their board saw it because there was a unanimous consent on voting for this deal. Our employees are very excited about this. Their employees are very excited about it. When you get your employee base excited about it, that they’re in the business every single day and they see the benefits, you got something pretty special there.

Jean Ann Salisbury – Analyst, Bernstein

Makes sense. Can you give us the latest on the Saguaro connector?

ONEOK, Inc.
13	May 31, 2023, at 2:30 p.m. Eastern

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Sure. We keep working the process. The presidential permit process is well underway, and we’ll keep working that. We’re working with the LNG facility as they continue to contract and work towards their FID. There’s been some discussion in the marketplace about nice PSAs they’ve put in place with really strong, nice creditworthy counterparties. That’s obviously a positive for us. But we continue to work and do those things to get to that FID. We continue to talk about mid-summer, probably on the other side of mid. But again, still love the project. We think it makes perfect industrial logic sense of going west versus east, the shipping cost and the other logistical benefits you have by going from the Mexico coast to markets primarily in Asia. Makes a lot of sense, and so we feel good about it and we’ll keep working it.

Jean Ann Salisbury – Analyst, Bernstein

Do you all have a house view on LPG prices? I’ve noticed over the last month people have gotten, I’d call it over the short or medium term, but nervous about LPG prices over the next couple quarters, given where storage is at and the fact that perhaps Asia can’t take more, I’m not sure if for the year or for the next 12 to 18 months? Do you have a view?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Well, I think obviously two things are going on. LPGs are following crude, and so as crude has seen some weakness, you’ve seen some more weakness on the LPG side. Yes, there’s been some discussions as supply grows. It’s going to have to clear over the water because US demand isn’t growing to the extent. As we look internationally, exports have been very strong over the last several months, and I think that continues as you look forward. Longer term, cure for low prices is low prices. LPGs tend to find a way. If it gets to a certain low level, you’ll see some switching happen in the US. It could chew off some supply or some inventories. I think it just remains to be seen. We didn’t have a lot of weather this year in some of the markets, and I think that that caused a little bit of a shift in the inventory position, but it can change in a hurry.

Jean Ann Salisbury – Analyst, Bernstein

On GOR in the Bakken, I know it often fluctuates a bit, but it hasn’t risen as much the last six to 12 months, as in the trend before that. Do you see any reasons for that? Or do you think it’s just part of the noise still?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Well, I think it’s part of the noise and then part of its map as activity came back. You are the IPs you’re getting, depending on where the drilling occurs. There’s been some movement of rigs. There’s been some phenomenal wells drilled in Dunn County, which is a positive for us because that’s why a lot of the rigs are remaining on our acreage. The GORs are slightly lower down there, but regardless, over time the GORs still will trend up, so it’s just a matter of where that initial starting point is that could pull a basin average down. That’s why it could decrease month over month. But the general trend we believe will continue as it has over the last several years.

Jean Ann Salisbury – Analyst, Bernstein

Checking one more time here. See if people are able to ask their questions. Oh. Let’s see, how do you prioritize mid-BBB rating at all three agencies versus shareholder returns?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Well I think that the rating agencies have been incredibly supportive of this transaction. Moody’s went as far to come out and actually say that they were moving the benchmarks that we had to achieve to maintain our rating. In the past, they had said to get looked at as an upgrade to a BAA1, we’d have to be at three times or lower. They moved that to three and a half times. And they said that for us to maintain our BAA2 that we would historically had to be at four times, and they moved that to four and a half.

They’ve clearly see the size of the company, the stability of the company giving us more flexibility, so I don’t think that you’re going to see a situation where the BAA2 rating is going to play into any kind of constraint on our return to capital. I think that our overlying thing is that we’re going to continue to return capital along the lines of our earnings growth going forward so that we can maintain a sustainable growth profile for that capital return. And I don’t think credit rating’s going to play into that at all.

ONEOK, Inc.
14	May 31, 2023, at 2:30 p.m. Eastern

Jean Ann Salisbury – Analyst, Bernstein

Magellan has historically had modest maintenance Capex spend, as you mentioned. Are there growth opportunities on legacy Magellan refined products footprint?

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

I guess the way I’d answer that is yes, but it took the combination of the two to unlock those. You’re going to be looking at maybe some different interconnects and some other things that... It goes back to that first opportunity that we talked about. As combining these two companies together, we do think that more volume is going to be moving. That’s going to be meeting market demands and what the customers are really wanting out of both systems.

Jean Ann Salisbury – Analyst, Bernstein

Makes sense. ONEOK aggressively defended bond holders in 2020 to defend IG. Now ONEOK is buying Magellan. Are there any opportunities that you see to sell assets from the current portfolio?

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

Right now the answer would probably be no, at least nothing that would be meaningful.

Jean Ann Salisbury – Analyst, Bernstein

Okay, makes sense. Great. Well, I think we’re coming up at the end of time. If there’s any closing remarks that you want to make about ONEOK or about the deal, feel free to [inaudible].

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

Well, number one, I just appreciate the chance and the opportunity to come up here with our management team to present at the conference. We do are really strongly behind this particular acquisition. We said all along that if we’re going to do M&A, it’s going to be intentional and disciplined. I think we’ve shown the intentionality because we did something probably a little bit different than what people thought.

But I can tell you that there was a lot of thought went into this. A lot of things that we looked at as far as the key drivers to something that we would look at and what are the questions you’d ask around those. Putting different companies together through those filters, Magellan kept rising to the top, and so we’re extremely excited to move toward getting this thing closed and to bringing the value and the benefits to all of our stakeholders, our customers, and our shareholders and our employees.

Jean Ann Salisbury – Analyst, Bernstein

Great. Well, thank you all so much for joining our conference, and I know a lot of investors are really excited for their meetings with you.

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

That’s great.

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Thank you.

Pierce H. Norton II – President, Chief Executive Officer, ONEOK

Thank you, Jean Ann.

ONEOK, Inc.
15	May 31, 2023, at 2:30 p.m. Eastern